2003 ANNUAL REPORT



COMPETITIVE TECHNOLOGIES

Unlocking the Potential of Innovation®

Nanotechnologies

Life Sciences



THE GLOBAL MARKET FOR TECHNOLOGY LICENSING IS $150 BILLION ANNUALLY WITH DOUBLE-DIGIT GROWTH

Digital Technologies

Environmental/Physical Sciences

TO OUR SHAREHOLDERS:

Our strategy of targeting markets, customers and technologies is working!

The strategy outlined in last year's annual report to transform Competitive Technologies (CTT) is on track. Our plan to profitably unlock the potential of innovation by focusing on attractive global market opportunities is progressing, even with the need to address some unexpected difficulties.



OUR STRATEGY

Our new team is executing our unique strategic plan, which focuses on proactively marketing our technologies. We are repositioning the company with a new paradigm of market vision, discipline and global relationships. As a result, we are achieving revenue growth and reducing losses in a challenging business environment and difficult economy. Our results reflect important progress toward our goal of achieving profitability in 2004.

OUR UNIQUE STRENGTHS

We are experts in technology transfer with a proven track record validating our ability to identify and commercialize technologies that fulfill global market needs. We continue to maximize the value of our portfolio of innovative technologies in nanotechnologies, digital, physical and life sciences, which include homocysteine testing, where revenues are 240% above last year. At the same time, we are actively commercializing several new and emerging technologies including: nanotechnology biomaterial for skeletal repairs, collagen-based wound sealant, silicon carbide wafer testing, pollution abatement, insulated concrete forms, LucentSpeech's software platform and automotive safety sensors for rollover and braking.

During the past several months, significant accomplishments were achieved in rebuilding CTT's competitive advantage including: acquiring new technologies from universities and world renowned laboratories; licensing technologies to prestigious companies; forming important strategic alliances reaching hundreds of potential customers; and receiving favorable federal court judgments against both LabCorp and Wyeth.

In February 2003, financing activities were initiated to raise an additional $5 million in funding. Due to a difficult financing market and the SEC investigation into the company's 1998 stock buy-back program, funding was not obtained. We had anticipated collecting $6 million from the successful litigation against Wyeth, which has been delayed by Wyeth's third appeal of a federal court's favorable decision. Either the funding plan or the litigation award would have substantially reinforced CTT's financial strength. However, our auditors' opinion includes an explanatory paragraph about our ability to continue as a going-concern. In fiscal 2004, we anticipate realizing potential financial infusions into the company through new licensing agreements, litigation awards and/or funding which will enable us to successfully implement our business plan.

OUR MARKET

The global market opportunities for the company's technology transfer services are estimated at $150 billion annually and driven by factors favorable to our business strategy. The key market drivers are:

- Significant increase in the number of new patents
- Time to market competitive advantage by licensing
- High cost of R&D
- Limited availability of R&D talent

Recent ***Business Week*** and ***Wall Street Journal*** articles reported on the growing trend of companies licensing technologies from other sources and specifically highlighted Merck, a CTT licensee. We utilize market vision and knowledge to target profitable technologies in markets exceeding $1 billion. An article by ***McKinsey*** highlights CTT as a leader for partnering to profitably exploit the value of intellectual property.

SHAREHOLDER VALUE

Our company is well positioned in the large and rapidly growing market for technology licensing. The key drivers in this global market create a favorable environment for us to build a profitable business and a very attractive investment opportunity. We positioned CTT for growth in 2003 and expect to achieve profitability in 2004. Our strategy, experience, and expertise make us uniquely qualified to capitalize on global technology licensing opportunities to generate shareholder value.

We appreciate your confidence and your investment in our future.

John B. Nano
President & CEO

Richard E. Carver
Chairman

Competitive Technologies, Inc. (AMEX: CTT) provides technology transfer and licensing services focused on the technology needs of our customers and matching those requirements with commercially viable solutions. We identify, develop and commercialize innovative technologies in life, digital, nano and physical sciences developed by universities, companies, independent research institutions and individual inventors.

Our life science portfolio includes pharmaceuticals, biotechnologies, and medical devices. We include communications, semiconductors, Internet, e-commerce and consumer electronics technologies in our digital portfolio. Our physical science portfolio targets display, environmental and nanotechnologies and smart/novel materials.

We seek to maximize the value of intellectual property for the benefit of our customers, clients and shareholders by selling, licensing, or otherwise commercializing technologies from our clients' or our portfolio of intellectual property rights. We obtain customers' technology requirements and match them with effective technology solutions, bridging the gap between market demand and raw innovation. In a few cases, we are enforcing our clients' and our patent rights with respect to certain of our technologies.

Our customers (licensees) pay license and royalty fees for licensed rights to use our clients' and our technologies. We also realize revenues from court awarded judgments and settlements of patent enforcement actions. We share these fees, judgments and settlements with our clients under our respective agreements with them.

COMPETITIVE TECHNOLOGIES, INC. AND SUBSIDIARIES
Financial Contents

COMPETITIVE TECHNOLOGIES, INC. AND SUBSIDIARIES
Selected Financial Data (1) (5)
For the years ended July 31

	2003	2002	2001	2000	1999
Revenues (2)	**$ 3,292,933**	$ 2,595,931	$ 3,641,284	$ 4,112,867	$ 3,639,324
Operating income (loss) (2)(3)	**$(1,017,973)**	$(3,278,885)	$(2,232,361)	$ 774,038	$ 421,533
Net income (loss) (4)	**$(1,935,301)**	$(4,016,428)	$(2,500,749)	$ 1,300,937	$ 2,919,384
Net income (loss) per share:					
basic and diluted	**$ (0.31)**	(0.65)	$ (0.41)	$ 0.21	$ 0.49
Weighted average number of common shares outstanding:					
Basic	**6,182,657**	6,148,022	6,135,486	6,079,211	5,982,112
Diluted	**6,182,657**	6,148,022	6,135,486	6,187,407	6,009,701
At year end:					
Cash, cash equivalents and short-term investments	**$ 1,504,295**	$ 2,887,295	$ 5,017,877	$ 6,716,429	$ 5,498,486
Total assets	**$ 2,952,501**	$ 6,399,783	$10,640,873	$12,093,965	$ 8,959,021
Long-term obligations	**$ --**	$ --	$ --	$ --	$ --
Shareholders' interest	**$ 1,169,427**	$ 2,992,643	$ 6,967,746	$ 9,928,112	$ 7,180,286

(1) Should be read in conjunction with Consolidated Financial Statements and Notes thereto.

(2) Fiscal 2003 includes $600,000 exchanged for the first $1,290,000 of CTT's share of the potential award in the Materna lawsuit (see Note 16 to Consolidated Financial Statements). Fiscal 2000 includes $736,375 for royalty participation exchanged for NTRU common stock (see Note 3 to Consolidated Financial Statements).

(3) Fiscal 2003 includes reversal of approximately $1,583,000 that was charged to patent enforcement expense in fiscal 2002 and $341,000 of corporate legal expenses directly related to the SEC investigation (See Note 16 to Consolidated Financial Statements).

(4) Includes approximately $944,000 impairment loss on investment in NTRU Cryptosystems, Inc. in fiscal 2003 (see Note 3 to Consolidated Financial Statements), $781,924 loan impairment loss on E. L. Specialists, Inc. in 2002, $600,000 investment and loan impairment loss on Micro-ASI, Inc. in 2001 and $2,313,227 gain on sale of investment in NovaNET Learning, Inc. in 1999.

(5) No cash dividends were declared or paid in any year presented.

We have rounded all amounts in M D & A to the nearest thousand dollars. In addition, all periods discussed in M D & A relate to our fiscal years ending July 31 (first, second, third and fourth quarters ending October 31, January 31, April 30 and July 31, respectively).

Results of Operations - 2003 vs. 2002

Financial Results

Our net loss for 2003 was $1,935,000 compared with $4,016,000 for 2002, an improvement of $2,081,000. Our operating results improved $2,261,000 from a loss of $3,279,000 for 2002 to $1,018,000 for 2003 as discussed below.

Revenues

Our total revenues for 2003 were $3,293,000, which was $697,000 (27%) higher than in 2002. Retained royalty settlement revenues of $600,000 in 2003 were from the sale of $1,290,000 of our potential award in the Materna lawsuit discussed below. Excluding this $600,000, revenues increased 4% over 2002.

In 2003, $2,339,000 (71%) of our revenues were from four technologies: $647,000 (20%) from Ethyol(TM), $600,000 (18%) from the sale discussed above, $584,000 (18%) from the homocysteine assay, and $508,000 (15%) from gallium arsenide semiconductors.

Ethyol's royalty base is higher since October 2001 when the licensee began selling Ethyol directly in the United States rather than through a distributor. Our retained royalties from Ethyol reached our $500,000 per calendar year maximum for calendar 2003 in fiscal 2003. In the future, we expect to receive and record our total $500,000 per calendar year Ethyol retained royalties in our third and fourth fiscal quarters.

Effective May 19, 2003, CTT sold to LawFinance Group, Inc. a portion of its potential $6 million from the patent infringement judgment against American Cyanamid Company in the Materna(TM) lawsuit. CTT received $600,000 cash (recognized in retained royalty settlement revenue) in exchange for the first $1,290,000 (plus court awarded interest thereon from May 19, 2003) of CTT's share of the potential award. CTT has no financial obligation to repay LawFinance or to return any portion of the $600,000 received from LawFinance; accordingly, CTT recorded this amount as revenue. If CTT's share of a final award is less than the amount sold to LawFinance, the entire amount received would be paid to LawFinance and LawFinance would be deemed paid in full. CTT granted LawFinance a security interest in CTT's share of the potential award. At July 31, 2003, CTT retains the remaining anticipated approximately $4,710,000 proceeds from this potential award in addition to the $600,000 already received.

The increase in homocysteine assay royalties includes amounts for assays performed in several quarters by LabCorp ($294,000 under a stipulated order in the LabCorp litigation) and other clinical laboratories ($132,000 under license agreements made in the second quarter of 2003). LabCorp has appealed the judgment in favor of CTT. If the judgment is reversed on appeal, LabCorp's ability to recover amounts paid to CTT will depend on the extent of and reason for the reversal. CTT's management believes the probability that LabCorp will recover such amounts is very unlikely. See Note 16 to Consolidated Financial Statements.

The exclusive licensee terminated its license for the electrochromic display during the third quarter of fiscal 2003. As a result, we recognized $107,000 previously deferred revenue on this license and $50,000 in license termination fees.

The last vitamin B_{12} patent expired in November 2002. As a result, our 2003 revenues (which include final royalty payments under these licenses) declined $149,000 from our 2002 royalties.

Our 2003 royalties from gallium arsenide semiconductors were lower than in 2002 due to expiring licenses and licensees' much lower sales.

Operating expenses

Patent enforcement expenses, net of reimbursements, in 2003 were $426,000, which was $1,706,000 (80%) lower than in 2002. Our July 23, 2002, agreement with the University of Illinois, our client, (for the University to take the lead and assume the cost of new lead counsel in the litigation against Fujitsu) substantially reduced our net patent enforcement expenses in 2003. The level of patent enforcement expenses varies depending on the stage of the litigation. We have included details of progress and status in these cases in Note 16 to Consolidated Financial Statements.

Personnel and other direct expenses relating to revenue were $3,418,000 for 2003, which was $1,176,000 (52%) higher than in 2002. A reduction of $118,000 in recruiting expense partially offset increases of $774,000 in expenses for salaries and benefits and for consultants we engaged to assist us in developing specific revenue opportunities and strategic alliances and relationships. In 2003 we had approximately 16 full-time equivalents compared with approximately 13 in 2002. In the fourth quarter of 2003, we recorded $482,000 of impairment charges related to intangible assets principally due to the uncertainty of future revenues from the ribozyme technology. In the fourth quarter of 2002, we recorded $156,000 of impairment charges related to intangible assets.

General and administrative expenses for 2003 were $2,051,000, which was $549,000 (37%) higher than in 2002. Expenses that increased were corporate legal expenses directly related to the SEC investigation (increased $252,000) (see Note 16 to Consolidated Financial Statements), financing (increased $192,000) and investor relations (increased $107,000). We had expected to charge $196,000 of financing costs incurred since October 2002 against the proceeds of a debt or equity financing in 2003. We expensed them in the fourth quarter of 2003 since the placement memorandum was no longer current and we have not yet obtained funding.

Reversal of accounts payable exchanged for contingent note payable

On October 28, 2002, the Company signed an agreement making future payments to our former patent litigation counsel in the Fujitsu matter completely contingent on future receipts from Fujitsu. This contingent promissory note payable is for $1,683,000 plus simple interest at the annual rate of 11% from the agreement date ($139,000 at July 31, 2003) payable only from future receipts in a settlement or other favorable outcome of the litigation against Fujitsu, if any. Accordingly, in the first quarter of 2003, we reversed from accounts payable $1,583,000 that was accrued at July 31, 2002. This one-time reversal constituted other operating income in the first quarter of 2003 and increased shareholders' interest.

Other expense

Impairment loss on investment in NTRU Cryptosystems, Inc. (NTRU)

In April 2003, NTRU redeemed all outstanding shares of its Series A and Series B Preferred Stock (NTRU Preferred Stock) in exchange for cash or NTRU common stock.

Competitive Technologies, Inc. is a minority investor in NTRU and currently owns 3,129,509 shares of NTRU common stock, including 76,509 shares received in April 2003 (approximately 10% of NTRU's outstanding common stock). CTT exchanged its NTRU Preferred Stock for $90,741 in cash

($88,377 received in May 2003 and $2,364 received in September 2003), and 76,509 shares of NTRU common stock.

CTT recorded other expense of $944,000 in its second quarter ended January 31, 2003 due to the uncertain timing and amount of CTT's expected future cash flows from its investment in NTRU's common stock after its recapitalization.

CTT continues to hold a seat and participate actively on NTRU's Board of Directors. CTT's management continues to believe NTRU's encryption technology has value and these actions provide NTRU an opportunity to allow applications to evolve to meet customer's needs for strong encryption, a small footprint and low processing requirements.

Interest income of $27,000 for 2003 was $71,000 (73%) lower than in 2002. Our average invested balance was approximately 49% lower and our weighted average interest rate was approximately 1.2% per annum compared with approximately 2.2% per annum in 2002.

The Company has substantial net operating and capital loss carryforwards for Federal income tax purposes. See Note 9 to Consolidated Financial Statements.

Results of Operations – 2002 vs. 2001

Our total revenues for fiscal 2002 were $2,596,000, which was $1,045,000 (29%) lower than for fiscal 2001.

For fiscal 2002, retained royalties were $2,571,000, which was $1,067,000 (29%) lower than for fiscal 2001. In fiscal 2002, approximately $1,838,000 (71%) of our retained royalties were from four technologies: $1,012,000 (39%) from gallium arsenide patents (including a laser diode technology used in optoelectronic storage devices and another technology that improves semiconductor operating characteristics); $391,000 (15%) from Ethyol (a chemotherapeutic mitigation agent); $264,000 (10%) from the vitamin B_{12} assay; and $171,000 (7%) from the homocysteine assay.

Retained royalties from the gallium arsenide semiconductor inventions (which include laser diode applications) for fiscal 2002 were approximately $1,012,000 compared with approximately $2,190,000 for fiscal 2001, a decline of approximately $1,178,000 (54%). This reflects lower telecom industry sales partially offset by higher DVD product sales. Most of our royalties from these inventions are reported semi-annually in the second and fourth fiscal quarters.

Retained royalties were also lower because a licensee (which had previously been paying $100,000 minimum pre-market annual retained royalties in prior fiscal years) terminated its license and therefore paid no minimum in fiscal 2002. Also lower were retained royalties from homocysteine and expiring vitamin B_{12} assay patents (our last vitamin B_{12} assay patent expired in November 2002). A homocysteine licensee that had been paying certain royalties in fiscal 2001 began withholding those royalties in fiscal 2002, taking a position similar to LabCorp's position.

Retained royalty increases from other technologies partially offset these reductions. Royalties from Ethyol in fiscal 2002 increased approximately $163,000 (71%) over fiscal 2001. Other increases included higher minimum royalties on licenses of our sunless tanning technology and a treatment for sexual dysfunction, one-time royalties from a Retin-A(TM) royalty audit and earned royalties from a new license in 2002.

Licensees of our endoscopic ligator have withheld royalties since the third quarter of fiscal 2000. (Our retained royalties from the endoscopic ligator were approximately $138,000 for fiscal 2000.) We believe we are entitled to all withheld and future royalties for use of our patented technology. However, we cannot predict when, if ever, licensees will resume remitting royalties for this technology.

Other changes in retained royalty revenues reflect changes in the timing of royalties reported by licensees and in licensees' sales of licensed products. Historically, the Company's royalty revenues in its second and fourth fiscal quarters have been higher than in its first and third fiscal quarters.

In fiscal 2002 we employed 13 people (full-time equivalents) compared with 11 in fiscal 2001. We increased our professional staff and reduced consultants compared with fiscal 2001. Recruiting expenses in fiscal 2002 (to search for a new President and Chief Executive Officer) were higher than those for professional staff hired in fiscal 2001. Corporate legal expenses were higher due in part to legal expenses related to an SEC investigation (see Note 16 to Consolidated Financial Statements) and increased legal services related to certain contractual matters with a client.

Patent enforcement expenses, net of reimbursements, in fiscal 2002 were $2,132,000, which was $342,000 (14%) lower than in fiscal 2001. Patent enforcement expenses were principally for outside litigation counsels' services in the three patent litigations (Fujitsu, LabCorp and Materna, two of which were active in fiscal 2002) in which our clients and/or we have sued to enforce their and our patent rights. The level of activity in these two cases was lower in fiscal 2002 than in fiscal 2001.

In fiscal 2002 we paid a client $201,000 as reimbursement of certain of our previously deducted patent enforcement expenses. We included this charge in patent enforcement expenses in fiscal 2002. If and when the related enforcement action is settled, we are entitled to reimbursement of these and additional litigation expenses we have then incurred from any recovery we receive as a result of the litigation and from subsequent income from the related patents.

Personnel and other direct expenses relating to revenue were $2,241,000 for 2002, which was $398,000 (22%) higher than in 2001. This increase principally reflects increased costs for salaries and recruiting expenses. It also includes approximately $156,000 of intangible asset impairment charges in fiscal 2002 (see Note 7 to Consolidated Financial Statements).

General and administrative expenses for 2002 were $1,501,000, which was $55,000 (4%) lower than in 2001. Reductions in acquisition costs, audit and tax fees, directors' fees and expenses and depreciation were partially offset by increases in legal expenses directly related to the SEC investigation (see Note 16 to Consolidated Financial Statements).

Other expense, net

Effective August 5, 2002, CTT sold and transferred all its interests related to E. L. Specialists, Inc. to MRM Acquisitions, LLC for $200,000 cash. As a result of this transaction, CTT wrote down its $1,056,300 notes receivable from ELS to their fair value of $200,000, which it collected on August 5, 2002. In fiscal 2002, CTT incurred a total $782,000 impairment loss on loans to ELS ($519,000 and $263,000 in the second and fourth quarters, respectively) and charged against other revenues approximately $75,000 deemed uncollectible (see Note 3 to Consolidated Financial Statements).

Because of Digital Ink, Inc.'s (DII) inability to arrange financial support to continue its operations, CTT recorded an impairment loss of $50,000 in other expense to write off 100% of our equity investment in DII in the third quarter of fiscal 2002. In fiscal 1999 and 2000, CTT provided patenting, marketing and accounting services in exchange for its $50,000 equity in DII.

In the third quarter of fiscal 2002, CTT recorded a recovery of $22,000 of its secured bridge financing advances to Micro-ASI, Inc. At July 31, 2001, CTT reduced its carrying value for all its investments and advances to Micro-ASI to zero because of Micro-ASI's bankruptcy filing in August 2001. We are unable to predict the timing or amount of CTT's potential future recoveries of our advances to Micro-ASI, if any (see Note 3 to Consolidated Financial Statements).

Interest income of $97,000 for fiscal 2002 was $303,000 (76%) lower than in fiscal 2001. Our average invested balance was approximately 37% lower and our weighted average interest rate was approximately 2.2% per annum compared with approximately 5.6% per annum in fiscal 2001.

Other expenses in fiscal 2001 were legal expenses incurred in connection with a suit brought against CTT, some of its subsidiaries and directors. See Optical Associates, Limited Partnership (OALP) in Note 16 to Consolidated Financial Statements in the Company's Annual Report for the fiscal year ended July 31, 2002.

Financial Condition and Liquidity

At July 31, 2003, the Company had no outstanding debt or available credit facility.

Effective October 17, 2003, CTT agreed with Unilens Corp. USA and Unilens Vision Inc. (Unilens) to settle all prior claims, to terminate all prior agreements between them and for Unilens to pay CTT an aggregate of $1,250,000 in quarterly installments of the greater of $100,000 or an amount equal to 50% of the royalties received by Unilens from one licensee. Unilens paid the first $100,000 installment on October 17, 2003. Installments are due each March 31, June 30, September 30 and December 31 beginning December 31, 2003. Unilens granted CTT a security interest in all Unilens real and personal property that is subordinate to a security interest held by UNIINVEST Holding AG in respect of $450,000 plus interest owed by Unilens to UNIINVEST Holding AG.

Before this agreement, Unilens owed $4,712,000 (previously written off due to uncertainties relating to its collection) remaining from an original installment obligation of $5,500,000 to CTT under previous agreements made in connection with the Company's January 1989 sale of substantially all the assets of University Optical Products Co. (UOP) to Unilens Corp. USA. Due to Unilens' financial condition and the uncertainty of its payments on this obligation, the Company will record revenue from continuing operations when payments (all of which are in excess of the fair value assigned to the original obligations) are received. The Company will also record certain related contingent expenses when incurred.

On August 13, 2002, the District Court judge in the Materna lawsuit awarded the plaintiffs approximately $54 million plus certain interest from January 1, 2002. The defendant has posted a $59 million bond. On September 3, 2003, a three-judge panel of the U.S. Court of Appeals for the Federal Circuit (CAFC) unanimously affirmed the August 13, 2002 judgment. The defendant has filed an appeal requesting a rehearing or a rehearing en banc (before the full bench). Based on the language of the September 3, 2003 judgment, management believes there is a reasonable possibility CTT will receive its share of damages finally awarded, approximately $4.7 million at July 31, 2003, plus its proportionate share of interest. However, we cannot predict when this will occur. We have recorded no potential judgment proceeds in CTT's financial statements to date. CTT will record revenue for judgment proceeds when it receives them. We have included details of progress and status in this case in Note 16 to Consolidated Financial Statements.

At July 31, 2003, cash, cash equivalents and short-term investments of $1,504,000 were $1,383,000 lower than cash, cash equivalents and short-term investments of $2,887,000 at July 31, 2002. During 2003, the Company sold $2,037,000 of short-term investments, while cash and cash equivalents increased $654,000 to $1,405,000. Operating activities used $1,605,000 of cash during 2003, primarily as a result of the net loss, partially offset by collection of $242,000 of accounts receivable. Investing activities provided $2,259,000 of cash primarily from sales of short-term investments described above, sales of the Company's interests in E. L. Specialists, Inc. and NTRU Cryptosystems, Inc. preferred stock, partially offset by purchases of intangible assets and equipment. At July 31, 2003, cash, cash equivalents and short-term investments of $1,504,000 were available to support our current operating needs.

The Company's net loss for 2003 included noncash charges of $1,737,000 comprising $944,000 for the impairment loss on our investment in NTRU Cryptosystems, Inc., $188,000 for depreciation and amortization, $123,000 for stock compensation and $482,000 for impairment of intangible assets. In addition, the reversal of accounts payable of $1,583,000 exchanged for a contingent note payable was a noncash credit.

At July 31, 2003, the Company's commitments were:

		Payments Due by Period			
At July 31, 2003 Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$809,000	$245,000	$470,000	$ 94,000	$ --
Other obligations	10,000	10,000	--	--	--
	$819,000	$255,000	$470,000	$ 94,000	$ --

The Company's other commitments are either contingent upon a future event or terminable on less than thirty days' notice (see Note 16 to Consolidated Financial Statements).

Our directors, officers, employees and agents may claim indemnification in certain circumstances. We are currently exposed to potential indemnification claims in connection with the SEC investigation and with complaints filed by certain former employees alleging discriminatory employment practices in violation of Section 806 of the Corporate and Criminal Fraud Accountability Act of 2002 (see Note 16 to Consolidated Financial Statements). We seek to limit and reduce our potential financial obligations for indemnification by carrying directors' and officers' liability insurance (subject to deductibles).

The Company has several agreements with third parties to assist it in licensing specific technologies or to audit licensees' royalty reports. Under these agreements, the third parties are compensated only from the new revenues generated by their efforts.

Under the terms of one of the Company's agreements (which the Company may terminate on ninety days' written notice), it has committed to pay minimum annual license fees of $10,000 on each January 1, beginning January 1, 2004. In addition, the Company has agreed to reimburse patent expenses of $26,000 as of July 31, 2003 from future royalty receipts before retaining any revenue.

Under another agreement, the Company has agreed to pay $25,000 per technology portfolio when a candidate transferee demonstrates firm interest in two technology portfolios.

CTT and Vector Vision, Inc. (VVI), a CTT consolidated subsidiary, have contingent obligations to repay up to $209,067 and $224,127, respectively, (three times total grant funds received) in consideration of grant funding received in 1994 and 1995. CTT is obligated to pay at the rate of 7.5% of its revenues, if any, from transferring rights to inventions supported by the grant funds. VVI is obligated to pay at rates of 1.5% of its net sales of supported products or 15% of its revenues from licensing supported products, if any. These obligations are recognized when any such revenues are recognized. During fiscal 2003 and 2002, respectively, CTT charged $563 and $3,018 in related royalty expenses to operations. CTT's and VVI's remaining contingent obligations were $199,569 and $224,127, respectively, at July 31, 2003 and $200,128 and $224,127, respectively, at July 31, 2002.

In October 2002, we retained an investment banker to advise and assist the Company in obtaining additional debt and/or equity funding. Under this retainer as extended July 10, 2003, (which either party currently may terminate at any time), the Company committed to pay $10,000 per month plus out-of-pocket expenses through January 10, 2004 plus certain fees payable only if CTT completes a financing transaction. We expensed $196,000 of financing costs incurred since October 2002 in the fourth quarter of 2003 and will expense such costs in the future. The Company will use the net proceeds of any completed financing transaction for working capital and other general corporate purposes including funding CTT's technology commercialization strategy. We cannot assure you that a financing transaction will be completed.

At July 31, 2003, we had net working capital of $954,000, which was $187,000 less than at July 31, 2002. Our accounts payable at July 31, 2002, included $1,583,000 of invoices we reversed in October 2002, as discussed above under "Reversal of accounts payable exchanged for contingent note payable."

The Company has incurred substantial operating and net losses in the three years ending July 31, 2003. Net patent enforcement expenses related to the Fujitsu and LabCorp litigations have been substantial. During fiscal 2003, the Company has focused its efforts and resources on increasing revenues to replace revenues from expiring licenses; however, these efforts and resources have not yet increased revenues sufficiently. In addition, the Company has incurred $494,000 cumulatively through July 31, 2003 for professional advice related to the ongoing SEC investigation (see Note 16 to Consolidated Financial Statements).

The amounts and timing of the Company's future capital requirements will depend on many factors, including the results of the Materna, Fujitsu and LabCorp lawsuits, the Company's marketing efforts, the pending SEC investigation and the Company's fund raising efforts. To achieve profitability, the Company must successfully license technologies with current and long-term revenue streams substantially greater than its operating expenses. To sustain profitability, the Company must continually add such licenses. The time required to reach profitability is highly uncertain and we cannot assure you that the Company will be able to achieve profitability on a sustained basis, if at all.

Management has taken certain steps to reduce future cash operating expenses (including fourth quarter fiscal 2003 staff reductions), to defer payment of certain liabilities, to make payment of certain obligations contingent upon receipt of revenues, and to sell additional portions of its share of the potential Materna award. In addition to seeking debt and/or equity funding, we also seek to increase our cash resources by obtaining substantial up-front license fees in potential new licenses, by collecting additional amounts we believe are due to us and by selling future royalty streams from our portfolio. We cannot predict when we might receive our anticipated approximately $4,710,000 potential award (which is net of the $1,290,000 sold to LawFinance). While receipt of that award would satisfy our cash requirements and fund our current level of operations until we believe we could generate revenues to sustain our operations, we cannot rely on it for our current cash requirements.

If we do not obtain sufficient additional cash resources in the next several months, management plans additional cash expense reductions sufficient to sustain the Company until it obtains additional cash from revenues, potential litigation awards or other funding sources. Under this plan, the Company will implement further cost reductions and cost containment actions to reduce operating costs. However, royalty revenues, obtaining rights to new technologies, granting licenses, and enforcing intellectual property rights are subject to many factors outside our control or that we cannot currently anticipate. If these reductions are insufficient or if our efforts do not generate sufficient cash, management would make further necessary reductions that could affect our ability to achieve our growth strategy. Although we cannot assure you that we will be successful in these efforts, management believes that its plan will sustain the Company at least into fiscal 2005. If the Company is unsuccessful at its plans to raise funding as described above, it is unlikely we will continue as a going concern. Accordingly, our auditor's opinion with respect to our financial statements as of and for the year ended July 31, 2003 includes an explanatory paragraph with respect to our ability to continue as a going concern.

At July 31, 2003, CTT's shareholders' interest was $1,169,000. Under American Stock Exchange (AMEX) listing standards, if CTT has less than $4,000,000 shareholders' interest at July 31, 2003, the AMEX may consider suspending dealings in or de-listing CTT's common stock. We cannot assure you if or when we will again meet AMEX listing requirements.

The most substantial changes in operating accounts were the $1,225,000 (71%) decrease in accounts payable, the $454,000 (35%) decrease in royalties payable and the $253,000 (22%) decrease in royalties receivable. At July 31, 2003, amounts related to LabCorp's $250,000 (under the stipulated order discussed in the 2003 results above) included $83,000 royalties receivable and $62,000 royalties payable. In addition to fluctuations in the amounts of royalties reported, the changes in royalties receivable and payable reflect the Company's normal cycle of royalty collections and payments.

Other Matters

The Company carries liability insurance, directors' and officers' liability insurance and casualty insurance for owned or leased tangible assets.

The Company is involved in three pending patent enforcement litigation matters. In addition, the SEC is investigating "In the Matter of Trading in the Securities of Competitive Technologies, Inc." and the Company has been notified of complaints filed by certain former employees alleging discriminatory employment practices in violation of Section 806 of the Corporate and Criminal Fraud Accountability Act of 2002. All are detailed in Note 16 to Consolidated Financial Statements.

The lawsuit described under "Optical Associates, Limited Partnership (OALP)" in Note 16 to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended July 31, 2002, was dismissed on May 16, 2003.

Critical Accounting Policies

Preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses for the reporting period, and related disclosures. We base our estimates on the information available at the time and assumptions we believe are reasonable.

We believe that significant estimates, assumptions and judgments affect the following critical accounting policies used in preparing our consolidated financial statements. Our audit committee has reviewed their selection, application and disclosure.

Revenue Recognition

We derive revenues primarily from patent and technology license and royalty fees. Since these revenues result from our representation agreements with owners and assignees of intellectual property rights, we record revenues net of the owners' and assignees' shares of license and royalty fees. We stipulate the terms of our licensing arrangements in written agreements with the owners, assignees and licensees.

Single element arrangements

Since we usually have no significant obligations after we execute license agreements, they are generally single element arrangements. Under the terms of our license agreements, we generally receive an upfront license fee and a royalty stream based on the licensee's sales of products applying the licensed technology.

License fees under single element arrangements

We recognize upfront, nonrefundable license fees when our licensee executes the license agreement and pays the license fee. When these two events occur, we have persuasive evidence of an arrangement, no continuing obligations, completed delivery, and assurance of collection.

Royalty fees under single element arrangements

Although we fix the royalty rate (e.g., percentage of sales or rate per unit sold) in the license agreement, the amount of earned royalties is contingent upon the amount of licensed product the licensee sells. Royalties earned in each reporting period are contingent on the outcome of events (i.e., the licensee's sales of licensed products) occurring within that period that are not within our control and are not directly tied to our providing services. Therefore, we recognize this royalty revenue when the contingency is resolved and we can estimate the amount of royalty fees earned, which is upon our receipt of the licensee's royalty report.

Other arrangements

In limited instances, we enter into multiple element arrangements with continuing service obligations. Based upon the limited verifiable objective evidence available, we generally defer all revenue from such multiple element arrangements until we deliver all elements.

We evaluate milestone billing arrangements on a case-by-case basis. Generally we recognize upfront fees ratably over the entire arrangement and milestone payments as we achieve milestones.

Impairment of Intangible Assets and Long-Term Investments

We review intangible assets and investments in equity securities that do not have readily determinable fair values for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the sum of expected future undiscounted cash flows is less than the carrying amount of the asset, we recognize an impairment loss measured by the amount the asset's carrying value exceeds its fair value and re-evaluate the remaining useful life of the asset. If a quoted market price is available for the asset or a similar asset, we use it in determining fair value. If not, we determine fair value as the present value of estimated cash flows based on reasonable and supportable assumptions.

We regularly apply this policy to our equity investments in privately held companies. We consider the investee's financial health (including cash position), business outlook (including product stage and viability to continue operations), recent funding activities, and business plan (including historical and forecast financial information). These investments are not readily transferable and our opportunities to liquidate them are limited and subject to many factors beyond our control, including circumstances internal to the investee and broader economic conditions.

We also apply this policy to all acquired intangible assets.

Impairment of Loans

We review loans for impairment when events or changes in circumstances indicate that the carrying amount of the loan may not be recoverable. We determine the present value of expected future cash flows under the loan (discounted at the loan's effective interest rate) or the fair value of the collateral if the loan is collateral dependent. If the fair value of the loan is less than its carrying amount, we recognize an impairment loss based on the fair value of the loan. This policy is consistent with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan – an amendment of Statements No. 5 and 15."

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, "Goodwill and Other Intangible Assets." This statement establishes financial accounting and reporting for acquired goodwill and other intangible assets acquired individually or with a group of other assets but not acquired in a business combination. The Company's adoption of this statement on August 1, 2002 did not have a material effect on its financial condition or results of operations.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement establishes a single accounting model for the impairment of long-lived assets. The Company has recognized impairment charges on investments in fiscal 2003 and 2002.

However, the Company's adoption of this statement on August 1, 2002 did not affect the amount or timing of those impairment charges.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. The Company's adoption of this statement did not have a material effect on its financial condition or results of operations.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This statement amends Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative transition methods for a voluntary change to the fair value method of accounting for stock-based employee compensation. This statement also requires prominent disclosures in annual and interim financial statements about the method of accounting for stock-based employee compensation and its effect on reported results. The disclosure provisions of this statement were effective for the Company's third quarter ended April 30, 2003; the Company made these disclosures in Note 2 to Consolidated Financial Statements.

Related Party Transactions

CTT incurred charges for consulting services (including expenses and use taxes) provided by one director in fiscal 2003 and two directors in fiscal 2002 and 2001.

In the past, the Company's board of directors determined that when a director's services were outside the normal duties of a director, the Company should compensate the director at the rate of $1,000 per day plus expenses (which is the same amount it pays a director for attending a one-day Board meeting). The Company has discontinued this practice. CTT classified these amounts as consulting expenses.

Related party consulting services were as follows:

	For the years ended July 31,		
	2003	2002	2001
George C. J. Bigar	**$ --**	$117,000	$118,000
All directors	**$ 6,000**	$124,000	$146,000

George C. J. Bigar's consulting services (which were discontinued in June 2002) related to the Company's investments and potential investments in development-stage companies. The Company compensated Mr. Bigar at the rate of $8,000 per month except for three months, which were at $12,000.

See also Note 17 to Consolidated Financial Statements.

Forward-Looking Statements

Statements about our future expectations, including development and regulatory plans, and all other statements in this Annual Report other than historical facts, are "forward-looking statements" within the meaning of applicable Federal Securities Laws and are not guarantees of future performance. When used in this Annual Report, the words "anticipate," "believe," "intend," "plan," "expect" and similar expressions as they relate to us or our business or management are intended to identify such forward-looking statements. These statements involve risks and uncertainties related to market acceptance of and competition for our licensed technologies and other risks and uncertainties inherent in our business, including those set forth in Item 1 of our Annual Report on Form 10-K for the year ended July 31, 2003 under the caption "Risk Factors," and other factors that may be described in our other filings with the Securities and Exchange Commission, and are subject to change at any time. Our actual results could differ materially from these forward-looking statements. We undertake no obligation to update publicly any forward-looking statement.

COMPETITIVE TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
July 31, 2003 and 2002

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 1,404,615**	$ 750,421
Short-term investments	**99,680**	2,136,874
Accounts receivable	**957,275**	1,199,483
Notes receivable – E. L. Specialists, Inc.	**--**	200,000
Prepaid expenses and other current assets	**275,019**	261,198
Total current assets	**2,736,589**	4,547,976
Property and equipment, at cost, net	**29,834**	42,877
Investments, at cost	**43,356**	1,075,684
Intangible assets acquired, net	**142,722**	733,246
TOTAL ASSETS	**$ 2,952,501**	$6,399,783
LIABILITIES AND SHAREHOLDERS' INTEREST		
Current liabilities:		
Accounts payable	**$ 501,655**	$ 1,726,237
Accrued liabilities	**1,281,419**	1,680,903
Total current liabilities	**1,783,074**	3,407,140
Commitments and contingencies	**--**	--
Shareholders' interest:		
5% preferred stock, $25 par value; 35,920 shares authorized; 2,427 shares issued and outstanding	**60,675**	60,675
Common stock, $.01 par value; 20,000,000 shares authorized; 6,201,345 and 6,190,785 shares issued in 2003 and 2002, respectively, and 6,201,345 and 6,154,351 shares outstanding in 2003 and 2002, respectively	**62,013**	61,907
Capital in excess of par value	**26,747,229**	26,893,287
Treasury stock, at cost; 36,434 shares in 2002	**--**	(258,037)
Accumulated deficit	**(25,700,490)**	(23,765,189)
Total shareholders' interest	**1,169,427**	2,992,643
TOTAL LIABILITIES AND SHAREHOLDERS' INTEREST	**$ 2,952,501**	$ 6,399,783

See accompanying notes

COMPETITIVE TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
For the years ended July 31, 2003, 2002 and 2001

	2003	2002	2001
Revenues:			
Retained royalties	**$ 2,692,933**	$ 2,570,931	$ 3,637,764
Retained royalty settlement	**600,000**	--	--
Other revenues	**--**	25,000	3,520
	3,292,933	2,595,931	3,641,284
Patent enforcement expenses, net of reimbursements	**425,790**	2,132,090	2,474,017
Personnel and other direct expenses relating to revenue, of which $6,122, $124,073 and $145,673 were to related parties in 2003, 2002 and 2001, respectively	**3,417,909**	2,241,439	1,842,998
General and administrative expenses	**2,050,652**	1,501,287	1,556,630
Reversal of accounts payable exchanged for contingent note payable	**(1,583,445)**	--	--
	4,310,906	5,874,816	5,873,645
Operating loss	**(1,017,973)**	(3,278,885)	(2,232,361)
Other expense, net	**(917,328)**	(737,543)	(268,388)
Net loss	**$(1,935,301)**	$(4,016,428)	$(2,500,749)
Net loss per share:			
Basic and diluted	**$ (0.31)**	$ (0.65)	$ (0.41)
Weighted average number of common shares outstanding:			
Basic and diluted	**6,182,657**	6,148,022	6,135,486

See accompanying notes

COMPETITIVE TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders' Interest
For the years ended July 31, 2003, 2002 and 2001

	Preferred Stock		Common Stock		Capital in excess of par value	Treasury Stock		Accumulatec Deficit
	Shares issued and outstanding	Amount	Shares issued	Amount		Shares held	Amount	
Balance – July 31, 2000	2,427	$60,675	6,190,785	$61,907	$27,053,542	--	$ --	$(17,248,012
Exercise of common stock options					(5,208)	3,250	26,333	
Stock issued under 1996 Directors' Stock Participation Plan					(25,849)	11,540	100,849	
Stock issued to directors					(2,073)	2,898	25,620	
Stock issued under Employees' Common Stock Retirement Plan					(42,138)	14,814	122,138	
Stock issued to employee in lieu of cash compensation					(3,096)	2,564	23,096	
Purchase of treasury stock						(86,500)	(679,289)	
Net loss								(2,500,749
Balance – July 31, 2001	2,427	60,675	6,190,785	61,907	26,975,178	(51,434)	(381,253)	(19,748,761
Stock issued under 1996 Directors' Stock Participation Plan					(81,891)	15,000	123,216	
Net loss								(4,016,428
Balance – July 31, 2002	2,427	60,675	6,190,785	61,907	26,893,287	(36,434)	(258,037)	(23,765,189
Stock issued under 1996 Directors' Stock Participation Plan			10,560	106	1,814	4,440	30,181	
Stock issued under 401(k) Plan					(147,872)	31,994	227,856	
Net loss								(1,935,301
Balance – July 31, 2003	**2,427**	**$60,675**	**6,201,345**	**$ 62,013**	**$26,747,229**	**--**	**$ --**	**$(25,700,490**

See accompanying notes

COMPETITIVE TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended July 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:			
Net loss	**$(1,935,301)**	$(4,016,428)	$(2,500,749)
Noncash items included in net loss:			
Reversal of accounts payable exchanged for contingent note payable	**(1,583,445)**	--	--
Depreciation and amortization	**187,787**	193,775	214,768
Impairment of intangible assets	**482,247**	156,080	--
Minority interest	**--**	26,936	15,982
Stock compensation	**123,350**	121,325	207,298
Other, net	**311**	(25,624)	--
Impairment losses on investments and advances	**943,640**	810,326	600,000
Net changes in operating accounts:			
Accounts receivable	**242,208**	1,604,391	(362,096)
Prepaid expenses and other current assets	**(13,821)**	(191,154)	79,439
Accounts payable and accrued liabilities	**(51,886)**	(345,987)	1,498,524
Net cash flows from operating activities	**(1,604,910)**	(1,666,360)	(246,834)
Cash flows from investing activities:			
Purchases of property and equipment, net	**(16,467)**	(30,986)	(27,572)
Purchase of intangible assets	**(50,000)**	--	--
Proceeds from NTRU Cryptosystems, Inc. preferred stock	**88,377**	--	--
Investments in cost-method affiliates	**--**	(100,000)	(100,000)
Proceeds from (advances to) E. L. Specialists, Inc.	**200,000**	(306,300)	(650,000)
Sales of short-term investments	**2,037,194**	2,656,567	206,613
Other	**--**	(26,936)	(15,982)
Net cash flows from investing activities	**2,259,104**	2,192,345	(586,941)
Cash flows from financing activities:			
Proceeds from exercise of stock options and warrants	**--**	--	21,125
Purchases of treasury stock	**--**	--	(679,289)
Net cash flows from financing activities	**--**	--	(658,164)
Net increase (decrease) in cash and cash equivalents	**654,194**	525,985	(1,491,939)
Cash and cash equivalents, beginning of year	**750,421**	224,436	1,716,375
Cash and cash equivalents, end of year	**$1,404,615**	$ 750,421	$ 224,436

See accompanying notes

1. BUSINESS

Competitive Technologies, Inc. (CTT) and its majority owned subsidiaries (the Company) provide patent and technology licensing and commercialization services throughout the world (with concentrations in U.S.A., Europe and Asia) with respect to a broad range of life, digital, physical, and nano science technologies originally invented by various individuals, corporations and universities. The Company is compensated for its services primarily by sharing in the license and royalty fees generated from its successful licensing of technologies.

Capital Requirements, Management's Plans and Basis of Presentation

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. The Company incurred a net loss of $1,935,301 and negative cash flows from operations of $1,604,910 for the fiscal year ended July 31, 2003 and has an accumulated deficit of $25,700,490 at July 31, 2003. The Company's net working capital declined $187,321 in fiscal 2003. At July 31, 2003, the Company's cash, cash equivalents and short-term investments of $1,504,295 were $1,383,000 lower than at July 31, 2002.

The Company has incurred substantial operating and net losses in the three years ending July 31, 2003. Net patent enforcement expenses related to the Fujitsu and LabCorp litigations have been substantial. During fiscal 2003, the Company has focused its efforts and resources on increasing revenues to replace revenues from expiring licenses; however, these efforts and resources have not yet increased revenues sufficiently. In addition, the Company has incurred $494,000 cumulatively through July 31, 2003 for professional advice related to the ongoing SEC investigation (see Note 16 to Consolidated Financial Statements).

The amounts and timing of the Company's future capital requirements will depend on many factors, including the results of the Materna™, Fujitsu and LabCorp lawsuits (see Note 16 to Consolidated Financial Statements), the Company's marketing efforts, the SEC investigation and the Company's fund raising efforts. To achieve profitability, the Company must successfully license technologies with current and long-term revenue streams substantially greater than its operating expenses. To sustain profitability, the Company must continually add such licenses. The time required to reach profitability is highly uncertain and we cannot assure you that the Company will be able to achieve profitability on a sustained basis, if at all.

Management has taken certain steps to reduce ongoing cash operating expenses (including fourth quarter fiscal 2003 staff reductions), to defer payment of certain liabilities, to make payment of certain obligations contingent upon receipt of revenues, and to sell additional portions of its share of the potential Materna award. In addition to seeking debt and/or equity funding, we also seek to increase our cash resources by obtaining substantial up-front license fees in potential new licenses, by collecting additional amounts we believe are due to us and by selling future royalty streams from our portfolio. We cannot predict when we might receive our anticipated approximately $4,710,000 potential award (which is net of the $1,290,000 sold to LawFinance). While receipt of that award would satisfy our cash requirements and fund our current level of operations until we believe we could generate revenues to sustain our operations, we cannot rely on it for our current cash requirements.

If we do not obtain sufficient additional cash resources in the next several months, management plans additional cash expense reductions sufficient to sustain the Company until it obtains additional cash from revenues, potential litigation awards or other funding sources. Under this plan, the Company will implement further cost reductions and cost containment actions to reduce operating costs. However, royalty revenues, obtaining rights to new technologies, granting licenses, and enforcing intellectual property rights are subject to many factors outside our control or that we cannot currently anticipate. If these reductions are insufficient or if our efforts do not generate sufficient cash, management would make further necessary reductions that could affect our ability to achieve our growth strategy. Although we cannot assure you that we will be successful in these efforts, management believes that its plan will sustain the Company at least into fiscal 2005. If the Company is unsuccessful at its plans to raise funding as described above, it is unlikely we will continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company. CTT's majority-owned subsidiaries are Digital Acorns, Inc., University Optical Products Co. (UOP), Genetic Technology Management, Inc. (GTM) and Vector Vision, Inc. (VVI). Intercompany accounts and transactions have been eliminated in consolidation.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's more significant estimates include the future cash flows used in evaluating intangible assets for potential impairment and the remaining useful lives of long-lived and intangible assets. Actual results could differ from those estimates.

Reclassifications

Certain amounts, including operating expenses, have been reclassified to conform with the presentation in financial statements for fiscal 2003.

Revenue Recognition

The Company derives revenues primarily from patent and technology license and royalty fees. Since these revenues result from the Company's representation agreements with owners and assignees of intellectual property rights, the Company records revenues net of the owners' and assignees' shares of license and royalty fees. The Company stipulates the terms of its licensing arrangements in its written agreements with the owners, assignees and licensees. Generally these arrangements are single element arrangements since the Company has no significant obligations after executing the license agreements.

Under the terms of the Company's license arrangements, the Company generally receives an upfront license fee and a royalty stream based on the licensee's sales of the licensed technology.

<u>License Fees</u>

The Company recognizes upfront, nonrefundable license fees upon execution of the license arrangement and collection of the license fee. Upon the occurrence of these two events, the Company has persuasive evidence of an arrangement, delivery is complete, collectibility is assured and there are no continuing obligations.

<u>Royalty Fees</u>

Although the royalty rate is fixed in the license agreement, the amount of earned royalties is contingent upon the amount of product the licensee sells. Royalties earned in each reporting period are contingent on the outcome of events occurring within that period and such events are not within the control of the Company and are not directly tied to the Company's providing service. Therefore, the Company recognizes royalty fee revenue when the contingency is resolved and it can estimate the amount of royalty fees, which is upon receipt of licensees' royalty reports.

In limited instances, the Company enters into multiple element arrangements with continuing service obligations or milestone billing arrangements. Based upon the limited verifiable objective evidence available, the Company generally defers all revenue from such multiple element arrangements until it delivers all elements. The Company evaluates milestone billing arrangements on a case by case basis. Generally, the Company recognizes these revenues under the milestone payment method. Under this method, the Company recognizes upfront fees ratably over the entire arrangement and milestone payments as it achieves milestones.

Expenses

The Company recognizes expenses related to evaluating, patenting and licensing inventions and enforcing intellectual property rights in the period incurred.

Patent enforcement expenses include direct costs incurred to enforce the Company's patent rights but exclude personnel costs.

Personnel and other direct expenses relating to revenue include: employee salaries and benefits; marketing and consulting expenses related to technologies and specific revenue initiatives; domestic and foreign patent legal filing, prosecution and maintenance expenses (net of reimbursements); amortization and impairment of intangible assets acquired; and commissions and other direct costs relating to revenue.

General and administrative expenses include directors' fees and expenses, public company expenses, professional service expenses (including corporate legal, litigation, financing and audit), rent and other general business and operating expenses.

Cash Equivalents and Short-Term Investments

The Company classifies overnight bank deposits as cash equivalents. The Company classifies all highly liquid investments other than overnight deposits as short-term investments. Cash equivalents and short-term investments are carried at fair value. The Company's bank and investment accounts are maintained with one financial institution; amounts on deposit exceed the FDIC insurance limit. The Company's policy is to monitor the financial strength of this institution on an ongoing basis.

Property and Equipment

The costs of depreciable assets are charged to operations on a straight-line basis over their estimated useful lives (3 to 5 years for equipment) or the terms of the related lease for leasehold improvements. The cost and related accumulated depreciation or amortization of property and equipment are removed from the accounts upon retirement or other disposition; any resulting gain or loss is reflected in earnings.

Intangible Assets Acquired

Intangible assets acquired comprise certain licenses and patented technologies acquired in 1996 and 2003 and recorded at the lower of cost or fair value. That value is amortized on a straight-line basis over their estimated remaining lives.

Income Taxes

Deferred income taxes are recognized for future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Provision for income taxes is the tax payable for the year and the change during the year in deferred tax assets and liabilities.

Net Income (Loss) Per Share

Basic earnings per share is computed based on the weighted average number of common shares outstanding without giving any effect to potentially dilutive securities. Diluted earnings per share is computed giving effect to all potentially dilutive securities outstanding during the period.

Stock-Based Compensation

The Company accounts for its stock-based compensation at its intrinsic value under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, the Company has recognized no compensation expense for options granted under its employees and directors stock option plans since the exercise price of all options granted under those plans was at least the market value of the underlying common stock on the grant date.

If CTT had determined compensation expense for its option grants under its employees and directors stock option plans using the fair value method of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation," the Company's results would have been:

	For the years ended July 31,		
	2003	2002	2001
Net loss, as reported	**$(1,935,301)**	$(4,016,428)	$(2,500,749)
Deduct total stock-based compensation determined under the fair value method, net of related tax effects	**$ (222,855)**	$ (135,373)	$ (303,058)
Pro forma net loss	**$(2,158,156)**	$(4,151,801)	$(2,803,807)
Basic and fully diluted losses per share:			
As reported	**$ (0.31)**	$ (0.65)	$ (0.41)
Pro forma	**$ (0.35)**	$ (0.68)	$ (0.46)

The fair value of each option grant was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the years ended July 31,		
	2003	2002	2001
Dividend yield	**0.0%**	0.0%	0.0%
Expected volatility	**78.8%**	79.1%	79.5%
Risk-free interest rates	**3.8%**	4.1%	5.2%
Expected lives	**4 years**	3 years	3 years

The pro forma information above may not be representative of pro forma fair value compensation effects in future years.

Impairment of Long-lived and Intangible Assets

The Company reviews long-lived and intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the sum of expected future undiscounted cash flows is less than the carrying amount of the asset, the Company recognizes an impairment loss measured by the amount the asset's carrying value exceeds its fair value and re-evaluates the remaining useful life of the asset. If a quoted market price is available for the asset or a similar asset, the Company uses it in determining fair value. If not, the Company determines fair value as the present value of estimated cash flows based on reasonable and supportable assumptions.

Segment Information

The Company operates in a single reportable segment determined on the basis management uses to make operating decisions and assess performance.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, "Goodwill and Other Intangible Assets." This statement establishes financial accounting and reporting for acquired goodwill and other intangible assets acquired individually or with a group of other assets but not acquired in a business combination. The Company's adoption of this statement on August 1, 2002, did not have a material effect on its financial condition or results of operations.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement establishes a single accounting model for the impairment of long-lived assets. The Company has recognized impairment charges on investments in fiscal 2003 and 2002. However, the Company's adoption of this statement on August 1, 2002, did not affect the amount or timing of those impairment charges.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. The Company's adoption of this Statement did not have a material effect on its financial condition or results of operations.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This statement amends Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative transition methods for a voluntary change to the fair value method of accounting for stock-based employee compensation. This statement also requires prominent disclosures in annual and interim financial statements about the method of accounting for stock-based employee compensation and its effect on reported results. The disclosure provisions of this statement were effective for the Company's third quarter ended April 30, 2003; the Company made these disclosures in "Stock Based Compensation" above.

3. INVESTMENTS AND NOTES RECEIVABLE

NTRU Cryptosystems, Inc.

In fiscal 2000, CTT acquired 3,172,881 shares of NTRU Cryptosystems, Inc. (NTRU) common and preferred stock in exchange for reducing its future royalty participation on NTRU's sales of CTT licensed products and $198,006 in cash. CTT recorded the exchange of its future royalty participation at the estimated fair value of 2,945,500 shares of NTRU common stock, $0.25 per share, as retained royalty settlement of $736,375. In August 2001, CTT acquired additional shares of NTRU Series B convertible preferred stock for $100,000 in cash.

CTT recorded an impairment of this investment in other expense of approximately $944,000 in its second quarter ended January 31, 2003 due to the uncertain timing and amount of CTT's expected future cash flows from its investment in NTRU's common stock after NTRU's recapitalization.

In April 2003, NTRU redeemed all outstanding shares of its Series A and Series B Preferred Stock (NTRU Preferred Stock) in exchange for cash or NTRU common stock. CTT exchanged its NTRU Preferred Stock for $88,377 in cash and 76,509 shares of NTRU common stock.

CTT currently owns 3,129,509 shares of NTRU common stock, including 76,509 shares received in April 2003 (approximately 10% of NTRU's outstanding common stock.)

At July 31, 2003 and 2002, CTT's carrying value for this investment was $2,364 and $1,034,381, respectively. CTT accounts for this investment on the cost method.

CTT continues to hold a seat and participate actively on NTRU's Board of Directors. CTT's management continues to believe NTRU's encryption technology has value and these actions provide NTRU an opportunity to allow applications to evolve to meet its customers' needs.

Micro-ASI, Inc.

In April 2000, CTT paid $500,000 for 500,000 shares of convertible preferred stock and warrants to purchase 300,000 shares of common stock at $1.00 per share of Micro-ASI, Inc. (Micro-ASI). In May 2001, CTT advanced $100,000 of secured bridge financing to Micro-ASI. Based on Micro-ASI's bankruptcy filing in August 2001, management determined that CTT's investment in and advance to Micro-ASI were impaired as of July 31, 2001, and recorded a $600,000 impairment charge in other expense. During fiscal 2002, CTT recovered $21,598 of its advance. CTT cannot predict the timing or amounts of additional potential recoveries; therefore CTT will record further recoveries, if any, when it can estimate their timing and amounts.

E. L. Specialists, Inc.

Through a series of bridge financing agreements, the Company loaned $1,056,300 ($956,300 in cash and $100,000 in services) to E. L. Specialists, Inc. (ELS).

The Company recorded an impairment loss in other expense on its loans to ELS of $781,924 in fiscal 2002 ($519,200 in the second quarter and $262,724 in the fourth quarter). (In addition, CTT previously charged against other revenues from ELS approximately $75,000 deemed uncollectible in fiscal 2002.)

Effective August 5, 2002, CTT sold and transferred all its interests related to ELS to MRM Acquisitions, LLC (MRM) for $200,000 cash. The transferred interests included CTT's notes receivable in the face amount of $1,056,300 (plus interest) from ELS, its related security interest in ELS's intellectual property, all its other interests under agreements in connection with its notes receivable from ELS and CTT's interest in a technology servicing agreement related to ELS's intellectual property.

4. ACCOUNTS RECEIVABLE

Accounts receivable were:

	July 31, 2003	July 31, 2002
Royalties	**$ 905,654**	$1,158,685
Other	**51,621**	40,798
	$ 957,275	$1,199,483

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets were:

	July 31, 2003	July 31, 2002
Prepaid insurance	**$ 184,950**	$ 155,662
Other prepaid expenses and other current assets	**90,069**	105,536
	$ 275,019	$ 261,198

6. PROPERTY AND EQUIPMENT

Property and equipment were:

	July 31, 2003	July 31, 2002
Equipment and furnishings	**$ 170,160**	$ 269,253
Leasehold improvements	**59,860**	59,860
	230,020	329,113
Accumulated depreciation and amortization	**(200,186)**	(286,236)
	$ 29,834	$ 42,877

Depreciation expense was $29,510, $55,103 and $76,096 in 2003, 2002 and 2001, respectively.

7. INTANGIBLE ASSETS ACQUIRED

The Company purchased additional patent rights during fiscal 2003 for $50,000. These patent rights are being amortized on a straight line basis over their estimated remaining lives, approximately 17 years.

Certain of the Company's acquired licenses stopped producing revenues and certain of its acquired patents are no longer expected to generate revenues in the future. The Company reviewed all acquired intangible assets for impairment at each quarter end in fiscal 2003 and at July 31, 2002. For each technology, the Company compared the estimated future revenues with the then current carrying value. For those technologies with a carrying value greater than estimated future revenues, the Company recorded an impairment charge. The Company reported total impairment charges of $482,247 and $156,080 in personnel and other direct expenses relating to revenue in the fourth quarters of fiscal 2003 and 2002, respectively. The Company adjusted the amortization period after each impairment charge based upon the weighted average life of the remaining technologies, 2.5 years at July 31, 2003.

The Company reported amortization expense of $158,000 for fiscal 2003 and $139,000 for fiscal 2002 and 2001; it expects to record annual amortization expense of approximately $41,000 for fiscal 2004 and 2005, $22,000 for fiscal 2006 and $3,000 for fiscal 2007 and 2008.

	July 31, 2003	July 31, 2002
Intangible assets acquired, principally licenses and patented technologies, at cost	**$ 1,687,067**	$1,793,147
Impairment charge	**(482,247)**	(156,080)
	1,204,820	1,637,067
Accumulated amortization	**(1,062,098)**	(903,821)
	$ 142,722	$ 733,246

8. ACCRUED LIABILITIES

Accrued liabilities were:

	July 31, 2003	July 31, 2002
Royalties payable	**$ 854,616**	$1,308,381
Accrued professional fees	**156,840**	65,162
Accrued compensation	**217,952**	157,416
Deferred revenues	**--**	106,667
Other	**52,011**	43,277
	$1,281,419	$1,680,903

9. INCOME TAXES

The income tax provision of $0 for each of 2003, 2002 and 2001 resulted from operating and capital loss carryforwards and providing a full valuation allowance against the Company's net deferred tax asset.

Components of the Company's net deferred tax assets were:

	July 31, 2003	July 31, 2002
Net operating loss carryforwards	**$ 3,512,000**	$ 2,670,000
Net capital loss carryforwards	**567,000**	586,000
Installment receivable from sale of discontinued operation	**341,000**	1,449,000
Impairment of investments	**380,000**	227,000
Accounts payable	**--**	618,000
Impairment of receivables	**--**	305,000
Other, net	**271,000**	(13,000)
Deferred tax assets	**5,071,000**	5,842,000
Valuation allowance	**(5,071,000)**	(5,842,000)
Net deferred tax asset	**$ --**	$ --

At July 31, 2003, the Company had Federal net operating loss carryforwards of approximately $9,827,000, which expire from 2004 through 2023 ($157,000 in 2004, $57,000 in 2005, $2,000 in 2006, $767,000 in 2007, $65,000 in 2008, $459,000 in 2009, $182,000 in 2010, $677,000 in 2011, $1,171,000 in 2012, $618,000 in 2013, $2,000 in 2014, $1,891,000 in 2021, $1,262,000 in 2022 and $2,517,000 in 2023).

Changes in the valuation allowance were:

	For the years ended July 31,		
	2003	2002	2001
Balance, beginning of year	**$ 5,842,000**	$ 5,613,000	$ 6,078,000
Change in temporary differences	**(1,593,000)**	1,281,000	40,000
Change in net operating and capital losses	**822,000**	(1,052,000)	(505,000)
Balance, end of year	**$ 5,071,000**	$ 5,842,000	$ 5,613,000

The Company's ability to derive future tax benefits from the net deferred tax assets is uncertain and therefore it provided a full valuation allowance.

10. SHAREHOLDERS' INTEREST

Preferred Stock

Dividends on preferred stock are noncumulative and preferred stock is redeemable at par value at CTT's option.

Treasury Stock

In October 1998, the Board of Directors authorized CTT to repurchase up to 250,000 shares of CTT's common stock. CTT could repurchase shares on the open market or in privately negotiated transactions at times and in amounts determined by management based on its evaluation of market and economic conditions. CTT repurchased 161,300 shares of its common stock for $1,065,214 during 1999, 2000 and 2001.

11. STOCK-BASED COMPENSATION PLANS

Employee Stock Option Plans

CTT has a stock option plan that expired December 31, 2000. Under this plan both incentive stock options and nonqualified stock options were granted to key employees. Incentive stock options could be granted at an exercise price not less than the fair market value of the optioned stock on the grant date. Nonqualified stock options could be granted at an exercise price not less than 85% of the fair market value of the optioned stock on the grant date. Options generally vested over a period of up to three years after the grant date and expire ten years after the grant date if not terminated earlier. No option may be granted under this plan after December 31, 2000. The following information relates to this stock option plan.

	July 31, 2003	July 31, 2002
Common shares reserved for issuance on exercise of options	**368,838**	368,838
Shares available for future option grants	**0**	0

CTT may grant either incentive stock options or nonqualified options to employees under its 1997 Employees' Stock Option Plan as amended in January 2003. They may be granted at an option price not less than 100% of the fair market value of the stock at grant date. The Compensation Committee or the Board of Directors determines vesting provisions when options are granted. The maximum term of any option under the 1997 option plan is ten years from the grant date. No options may be granted after September 30, 2007. The following information relates to the 1997 Employees' Stock Option Plan.

	July 31, 2003	July 31, 2002
Common shares reserved for issuance on exercise of options	**975,777**	825,777
Shares available for future option grants	**406,752**	244,252

2000 Directors Stock Option Plan

Under the 2000 Directors Stock Option Plan, CTT grants each non-employee director 10,000 fully vested nonqualified options when he or she is first elected as a director and on each January 1 he or she is a director. All such options are granted at an option price not less than 100% of the fair market value of the stock at grant date. The maximum term of any option under the 2000 option plan is ten years from the grant date. No options may be granted after January 1, 2010. The following information relates to the 2000 Directors Stock Option Plan.

	July 31, 2003	July 31, 2002
Common shares reserved for issuance on exercise of options	**394,000**	244,000
Shares available for future option grants	**160,000**	70,000

1996 Directors' Stock Participation Plan

Under the terms of the 1996 Directors' Stock Participation Plan which expires January 2, 2006, on the first business day of January each year, CTT shall issue to each outside director who has been elected by shareholders and served at least one year as a director the lesser of 2,500 shares of CTT's common stock or shares of CTT's common stock equal to $15,000 on the date such shares are issued. Should an eligible director terminate as a director before January 2, CTT shall issue such director a number of shares equal to the proportion of the year served by that director.

In 2003, 2002 and 2001, CTT issued 15,000, 15,000 and 11,540 shares of common stock, respectively, to eligible directors. (In 2001 CTT issued 2,898 additional shares to directors outside the 1996 Directors' Stock Participation Plan.) In 2003, 2002 and 2001, CTT charged to expense $23,350, $41,325 and $75,000, respectively, over the directors' respective periods of service. The following information relates to the 1996 Directors' Stock Participation Plan.

	July 31, 2003	July 31, 2002
Common shares reserved for future share issuances	**23,579**	38,579

Summary of Common Stock Options and Warrants

A summary of the status of all CTT's common stock options and warrants as of July 31, 2003, 2002 and 2001 and changes during the years then ended is presented below.

	For the years ended July 31,					
	2003		2002		2001	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**940,267**	**$5.44**	500,767	$ 7.48	480,517	$ 9.14
Granted	**60,000**	**$2.14**	452,500	$ 3.35	212,000	$ 7.29
Forfeited	**(9,375)**	**$5.00**	--	$ --	(1,750)	$ 7.22
Exercised	**--**	**--**	--	$ --	(3,250)	$ 6.50
Expired or terminated	**(47,625)**	**$8.42**	(13,000)	$11.41	(186,750)	$ 9.08
Outstanding, end of year	**943,267**	**$5.08**	940,267	$ 5.44	500,767	$ 7.48
Exercisable at year-end	**646,092**	**$6.00**	485,929	$ 7.22	377,704	$ 7.51
Weighted average fair value per share of grants during the year:						
At market		**$0.72**		$ 2.89		$ 2.49
Above market		**$ --**		$ 0.27		$ --

The following table summarizes information about all common stock options outstanding at July 31, 2003.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.140-$ 2.150	360,000	8.79 years	$ 2.15	135,000	$ 2.15
$4.220-$ 6.875	337,567	5.97 years	$ 5.84	287,582	$ 5.95
$7.300-$ 8.813	188,000	5.42 years	$ 7.83	165,810	$ 7.83
$9.063-$11.094	57,700	3.14 years	$10.03	57,700	$10.03

Employees' Common Stock Retirement Plan

Effective August 1, 1990, CTT adopted an Employees' Common Stock Retirement Plan. For the fiscal year ended July 31, 2001, the Board authorized a contribution of 14,814 shares valued at approximately $80,000, based on the year-end closing price. CTT charged this amount to expense in 2001. The Employees' Common Stock Retirement Plan was merged into the Company's 401 (k) Plan effective January 31, 2003.

12. 401(K) PLAN

Effective January 1, 1997, the Company established a 401(k) defined contribution plan for all employees meeting certain service requirements. All employees who have attained the age of 21 are eligible to participate in the 401(k) plan. Employee contributions for any calendar year are limited to a specific dollar amount determined by the Internal Revenue Service ($12,000 plus an additional $2,000 for participants over age 50 for 2003, $11,000 plus an additional $1,000 for participants over age 50 for 2002, and the lesser of 15% of their annual compensation or $10,500 for 2001). The Company may also make discretionary contributions. For the fiscal years ended July 31, 2003 and 2002, CTT's directors authorized discretionary contributions of $100,000 and $80,000, respectively, payable in the Company's common stock. CTT charged these amounts to expense in fiscal 2003 and 2002, respectively. CTT contributed shares of Company common stock valued at $80,000 to the 401 (k) plan in December 2002. CTT expects to contribute shares of Company common stock valued at $100,000 to the 401 (k) plan during the second quarter of fiscal 2004. The Company has made no matching contributions.

13. CONCENTRATIONS OF REVENUES

All of the Company's royalty revenues derive from its patent rights to various technologies. Although patents may be declared invalid, may not issue on patent applications, or may be rendered uncommercial by new or alternative technologies, the Company is not aware of any such circumstances specific to its portfolio of licensed technologies. In addition, licensees may not develop products incorporating the Company's patented technologies or they may be unsuccessful in obtaining governmental approvals required to sell such products. In such cases, except for minimum fees provided in certain license agreements, royalty revenues generally would not accrue to the Company.

Approximately $2,339,000 (71%) of the Company's 2003 revenues were from four technologies: $647,000 (20%) from Ethyol(TM) (a chemotherapeutic mitigation agent); $600,000 (18%) exchanged for the first $1,290,000 of CTT's share of the potential award in the Materna(TM) lawsuit; $584,000 (18%) from the homocysteine assay; and $508,000 (15%) from gallium arsenide patents (including a laser diode technology used in optoelectronic storage devices and another technology that improves semiconductor operating characteristics).

Certain of the Company's patents have expired recently or will soon expire. The vitamin B_{12} assay patents expired between April 1998 and November 2002. The gallium arsenide patents expire between May 2001 and September 2006. Fiscal 2003 revenues of approximately $191,000 (6%), $359,000 (11%), and $891,000 (27%) were from patents expiring in fiscal 2003, 2004 and 2007, respectively. In addition, CTT's $600,000 revenue from selling $1,290,000 of its potential award in the Materna lawsuit is an infrequent transaction.

Retained royalties for 2003, 2002 and 2001, include $657,194, $878,894, and $682,011, respectively, from foreign licensees, including $351,000, $595,000 and $475,000, respectively, from the gallium arsenide portfolio. Retained royalties from Japanese licenses were $486,000, $730,000 and $577,000, respectively in 2003, 2002 and 2001.

14. OTHER EXPENSE, NET

Other income (expense), net, comprised:

	For the years ended July 31,		
	2003	2002	2001
Impairment loss on investment in:			
NTRU Cryptosystems, Inc.	**$ (943,640)**	$ --	$ --
Digital Ink, Inc.	**--**	(50,000)	--
Impairment loss (recovery) on loans and advances to:			
E. L. Specialists, Inc.	**--**	(781,924)	--
Micro-ASI, Inc.	**--**	21,598	(600,000)
Interest income	**26,623**	97,335	400,054
Other, net	**(311)**	2,384	(52,460)
Minority interest	**--**	(26,936)	(15,982)
	$ (917,328)	$ (737,543)	$ (268,388)

15. NET LOSS PER SHARE

At July 31, 2003, 2002 and 2001, respectively, options and warrants to purchase 943,267, 940,267 and 500,767 shares of common stock were outstanding but were not included in the computation of earnings per share because they were anti-dilutive.

16. COMMITMENTS AND CONTINGENCIES

Operating Leases

CTT occupies its executive office in Fairfield, Connecticut under a lease that expires December 31, 2006. CTT has an option to renew this lease for an additional five years.

At July 31, 2003, future minimum rental payments required under operating leases with initial or remaining noncancelable lease terms in excess of one year were:

For the years ending July 31:

2004	$245,097
2005	243,303
2006	226,590
2007	93,750
2008	--
Total minimum payments required	$808,740

Total rental expense for all operating leases was:

	For the years ended July 31,		
	2003	2002	2001
Minimum rentals	**$ 233,390**	$ 223,613	$ 209,828
Less: Sublease rentals	**(9,600)**	(6,665)	(18,500)
	$ 223,790	$ 216,948	$ 191,328

Other Obligations

The Company has an employment agreement with Mr. Nano that provides for his employment as the Company's President and Chief Executive Officer at a base compensation of $250,000 per year, subject to reviews and increases in the sole discretion of the Company's Board of Directors. His employment is at will and can be terminated by either party at any time and for any reason. Certain obligations under this agreement survive the end of Mr. Nano's employment.

The Company has four contracts (two of which have expired by their terms, but continue on a month to month basis) with consultants for business development services. Three agreements are terminable on seven days' written notice and one is terminable on thirty days' written notice. Compensation to the consultants under these contracts is at a daily rate plus reimbursement of reasonable expenses. In addition, these contracts include terms for incentive compensation generally as a percentage of new revenues generated by the consultants. During fiscal 2003, CTT charged approximately $572,000 (including use taxes) under these contracts to personnel and other direct expenses relating to revenue. At July 31, 2003, CTT has neither accrued nor paid incentive compensation under these contracts since none was earned.

The Company has several agreements with third parties to assist it in licensing specific technologies or to audit licensees' royalty reports. Under these agreements, the third parties are compensated only from the new revenues generated by their efforts.

Under the terms of one of the Company's agreements (which the Company may terminate on ninety days' written notice), it has committed to pay minimum annual license fees of $10,000 on each January 1, beginning January 1, 2004. In addition, the Company has agreed to reimburse patent expenses of $26,470 as of July 31, 2003 from future royalty receipts before retaining any revenue.

Under another agreement, the Company has agreed to pay $25,000 per technology portfolio when a candidate transferee demonstrates firm interest in two technology portfolios.

Under its agreement with an investment banker, which may be terminated on thirty days' written notice, the Company has agreed to pay $10,000 per month plus out-of-pocket expenses through January 10, 2004. If CTT completes a financing transaction, it will also pay certain additional fees under this agreement.

Contingent Obligations

CTT and VVI have contingent obligations to repay up to $209,067 and $224,127, respectively, (three times total grant funds received) in consideration of grant funding received in 1994 and 1995. CTT is obligated to pay at the rate of 7.5% of its revenues, if any, from transferring rights to inventions supported by the grant funds. VVI is obligated to pay at rates of 1.5% of its net sales of supported products or 15% of its revenues from licensing supported products, if any. These obligations are recognized when any such revenues are recognized. During fiscal 2003 and 2002, respectively, CTT charged $563 and $3,018 in related royalty expenses to operations. CTT's and VVI's remaining contingent obligations were $199,569 and $224,127, respectively, at July 31, 2003 and $200,128 and $224,127, respectively, at July 31, 2002.

On October 28, 2002, the Company signed an agreement making any further payments to our former patent litigation counsel in the Fujitsu matter completely contingent on future receipts from Fujitsu. This contingent obligation was reflected in a promissory note payable to our former patent litigation counsel for $1,683,349 plus simple interest at the annual rate of 11% from the agreement date (approximately $139,000 at July 31, 2003) payable only from future receipts in a settlement or other favorable outcome of the litigation against Fujitsu, if any. Accordingly, in the first quarter of fiscal 2003, we reversed from accounts payable and recognized other operating income of $1,583,445 that was accrued at July 31, 2002. Since interest is also contingently payable, the Company has recorded no interest expense with respect to this note.

Indemnification

Our By-Laws provide that we will indemnify our directors, officers, employees and agents in certain circumstances. We are currently exposed to potential indemnification claims in connection with the SEC investigation and with complaints filed by certain former employees alleging discriminatory employment practices in violation of Section 806 of the Corporate and Criminal Fraud Accountability Act of 2002 (see below).

We carry directors' and officers' liability insurance (subject to deductibles) to reduce these financial obligations.

Litigation

Fujitsu

In December 2000, (coincident with filing a complaint with the United States International Trade Commission (ITC) that was withdrawn in August 2001) CTT and the University of Illinois filed a complaint against Fujitsu Limited, Fujitsu General Limited, Fujitsu General America, Fujitsu Microelectronics, Inc. and Fujitsu Hitachi Plasma Display Ltd. (Fujitsu et al.) in the United States District Court for the Central District of Illinois seeking damages for past infringements and an injunction against future sales of plasma display panels (PDPs) that infringe two U. S. patents held by CTT's client, the University of Illinois. The two patents cover energy recovery in flat plasma display panels. In July 2001, CTT reactivated this complaint to pursue legal remedies (damages for past infringing sales and possibly damages for willfulness) that are not available at the ITC. In May 2002, the District Court granted defendants' motion to transfer this case to the Northern District of California. On July 31, 2003 the judge in this case issued his Markman decision to determine the scope of and the interpretation of terms in the underlying patent claims. The Court has since stayed all issues in both the underlying case and the counterclaims except issues relating to summary judgment. At present, no trial is scheduled pending the outcome of summary judgment motions and possible appeal options.

Effective July 23, 2002, CTT and the University of Illinois agreed that the University of Illinois would take the lead in this litigation and assume the cost of new lead counsel. Before this agreement, CTT bore the entire cost of lead counsel in this litigation. In December 2002, CTT was dismissed as co-plaintiff from this litigation but retains its economic interest in any potential favorable outcome.

In September 2001, Fujitsu et al. filed suit against CTT and Plasmaco, Inc. in the United States District Court for the District of Delaware (subsequently dismissed and reinstituted in the Northern District of California). This lawsuit alleged, among other things, that CTT misappropriated confidential information and trade secrets supplied by Fujitsu during the course of the ITC action. It also alleged that, with Plasmaco's assistance, CTT abused the ITC process to obtain information to which it otherwise would not have been entitled and which it will use in the action against Fujitsu in the United States District Court for the Northern District of California.

CTT is unable to estimate the legal expenses or the loss it may incur or the possible damages it may recover in these suits, if any, and has recorded no potential judgment proceeds in its financial statements to date. The Company records expenses in connection with this suit as they are incurred.

LabCorp

On May 4, 1999, Metabolite Laboratories, Inc. (MLI) and CTT (collectively plaintiffs) filed a complaint and jury demand against Laboratory Corporation of America Holdings d/b/a LabCorp (LabCorp) in the United States District Court for the District of Colorado. The complaint alleged, among other things, that LabCorp owes plaintiffs royalties for homocysteine assays performed beginning in the summer of 1998 using methods falling within the claims of a patent owned by CTT. CTT licensed the patent non-exclusively to MLI and MLI sublicensed it to LabCorp. Plaintiffs claimed LabCorp's actions constitute breach of contract and patent infringement. The claim sought an injunction ordering LabCorp to perform all its obligations under its agreement, to cure past breaches, to provide an accounting of wrongfully withheld royalties and to refrain from infringing the patent. Plaintiffs also sought unspecified money and exemplary damages and attorneys' fees, among other things. LabCorp filed an answer and counterclaims alleging noninfringement, patent invalidity and patent misuse.

The jury that heard this case in November 2001 confirmed the validity of CTT's patent rights and found that LabCorp willfully contributed to and induced infringement and breached its contract. In December 2001, the Court entered judgment affirming the jury's verdict.

In November 2002, the Court confirmed its judgment in favor of CTT and MLI. The Court's amended judgment awarded CTT approximately $1,019,000 damages, $1,019,000 enhanced damages, $560,000 attorneys' fees and $132,000 prejudgment interest. If the Court's judgment is upheld on appeal, CTT will retain approximately $1,100,000 of damages awarded plus post-judgment interest at the statutory rate. The U.S. Court of Appeals for the Federal Circuit is scheduled to hear oral arguments in this case in November 2003.

CTT is unable to estimate the legal expenses it may incur or the possible damages it may ultimately recover in this suit, if any. CTT has not recorded revenue in its financial statements to date for awarded damages, awarded enhanced damages, awarded attorneys' fees or awarded interest from the Court's November 2002 judgment. CTT will record these revenues, if any, when the awards are final and collectible. The Company records expenses in connection with this suit as they are incurred.

In a January 2003 Stipulated Order, LabCorp agreed to post a bond for all damages awarded in the November 2002 judgment and to pay CTT a percentage of sales of homocysteine tests performed since November 1, 2002 through final disposition of this case. In addition, pursuant to this order, LabCorp agreed to pay $250,000 (in twelve monthly installments of $20,824 each) for homocysteine assays performed from November 1, 2001 through October 31, 2002 (of which it has paid approximately $187,000). In exchange, this Stipulated Order stayed execution of the monetary judgment and the permanent injunction against LabCorp in the Court's November 2002 judgment. This Stipulated Order is without prejudice to any party's position on appeal. For the year ended July 31, 2003, CTT recorded total royalties of $734,429 (revenues of $293,772 (of which $99,954 relate to assays performed from November 1, 2001 through October 31, 2002) and royalties paid or payable of $440,657) from LabCorp pursuant to this January 2003 Stipulated Order. LabCorp has appealed the November 2002 judgment in favor of CTT. If the judgment is reversed on appeal, LabCorp's ability to recover amounts paid to CTT will depend on the extent and reason for the reversal. CTT's management believes the probability that LabCorp will recover such amounts is very unlikely.

<u>Materna</u>

The University of Colorado Foundation, Inc., the University of Colorado, the Board of Regents of the University of Colorado, Robert H. Allen and Paul A. Seligman, plaintiffs, previously filed a lawsuit against American Cyanamid Company (now a subsidiary of Wyeth), defendant, in the United States District Court for the District of Colorado. This case involved a patent for an improved formulation of Materna, a prenatal vitamin compound sold by defendant. While the Company was not and is not a party to this case, the Company had a contract with the University of Colorado to license University of Colorado inventions to third parties. As a result of this contract, the Company is entitled to share 18.2% of damages awarded to the University of Colorado, if any, after deducting the expenses of this suit.

On July 7, 2000, the District Court concluded that Robert H. Allen and Paul A. Seligman were the sole inventors of the reformulation of Materna that was the subject of the patent and that defendant is liable to them and the other plaintiffs on their claims for fraud and unjust enrichment.

On August 13, 2002, the District Court judge awarded approximately $54 million, plus certain interest from January 1, 2002, to the plaintiffs. The defendant has posted a $59 million bond.

On September 3, 2003, a three-judge panel of the U.S. Court of Appeals for the Federal Circuit (CAFC) unanimously affirmed the August 13, 2002 judgment. The defendant has filed an appeal requesting a rehearing or a rehearing en banc (before the full bench).

Based on the language of the September 3, 2003 judgment, CTT's management believes there is a reasonable possibility the Company will receive its share of damages finally awarded, approximately $4.7 million at July 31, 2003, plus its proportionate share of interest. CTT has recorded no potential judgment proceeds in its financial statements to date. CTT will record revenue for judgment proceeds when it receives them.

Sale of a portion of potential Materna award

Effective May 19, 2003, CTT sold to LawFinance Group, Inc. a portion of its potential $6 million from the patent infringement judgment against American Cyanamid Company in the Materna lawsuit. CTT received $600,000 cash (recognized in retained royalty settlement revenue) in exchange for the first $1,290,000 (plus court awarded interest thereon from May 19, 2003) of CTT's share of the potential award. CTT has no financial obligation to repay LawFinance or to return any portion of the $600,000 received from LawFinance; accordingly, CTT recorded this amount as revenue. If CTT's share of a final award is less than the amount sold to LawFinance, the entire amount received would be paid to LawFinance and LawFinance would be deemed paid in full. CTT granted LawFinance a security interest in CTT's share of the potential award. At July 31, 2003, CTT retains the remaining anticipated approximately $4,710,000 proceeds from this potential award in addition to the $600,000 already received.

SEC Investigation

By letter of May 17, 2001, CTT received a subpoena from the Securities and Exchange Commission (SEC) seeking certain documents in connection with the SEC's private investigation captioned "In the Matter of Trading in the Securities of Competitive Technologies, Inc."

On June 12, 2003, the staff of the Securities and Exchange Commission sent written "Wells Notices" to the Company, Frank R. McPike, Jr., (then the Company's Executive Vice President and Chief Financial Officer), Samuel M. Fodale (a director of the Company) and George C. J. Bigar (a former director of the Company). The "Wells Notices" indicated that the staff intended to recommend that the Commission bring a civil action against the Company and the individuals in the matter of trading in the stock of the Company, which the Company believes relates to the Company's stock repurchase program under which the Company repurchased shares of its stock from time to time during the period from October 28, 1998 to March 22, 2001.

The Company, Mr. McPike, Mr. Fodale and Mr. Bigar have responded in writing to their respective "Wells Notices." The Company continues to cooperate with the Commission staff in this matter and awaits notice of the staff's formal recommendation of what action, if any, should be brought against the Company by the Commission.

CTT has agreed, pursuant to Article IV of its By-laws, to advance to Mr. Fodale his expenses incurred in connection with this investigation, and Mr. Fodale has agreed to repay amounts so advanced if it is ultimately determined that he is not entitled to be indemnified by CTT as authorized by Article IV. As of July 31, 2003, the Company has advanced $58,000 and accrued an additional $40,000 for Mr. Fodale pursuant to this agreement.

As of July 31, 2003, the Company has also paid $210,000 and accrued an additional $185,000 for the Company's, the Company's current directors' (excluding Mr. Fodale), Mr. McPike's, Mr. Bigar's and two other former directors' related legal fees in the matter, which were in the aggregate approximately $395,000 to July 31, 2003. Cumulative fees for no current or former director (except Mr. Fodale) individually exceeded $60,000 at July 31, 2003.

The Company may receive reimbursement of certain of these fees in excess of the deductible from its directors' and officers' liability insurance policy. The Company will record any reimbursements for these expenses when they are received.

Other

By letter dated October 7, 2003, the U.S. Department of Labor notified CTT that certain former employees had filed complaints alleging discriminatory employment practices in violation of Section 806 of the Corporate and Criminal Fraud Accountability Act of 2002, 18 U.S.C. 1514A, also known as the Sarbanes-Oxley Act. The complainants request that the Occupational Safety and Health Administration (OSHA) investigate and, if appropriate, prosecute such violations and request OSHA assistance in obtaining fair and reasonable reimbursement and compensation for damages. The Company believes the claims are without merit and is preparing its response to the complaints. It cannot estimate the final outcome of these complaints or the related legal or other expenses it may incur.

17. RELATED PARTY TRANSACTIONS

During 2003, 2002 and 2001, CTT incurred charges of approximately $6,000, $124,000 and $146,000, respectively, for consulting services (including expenses and use taxes) provided by one director in fiscal 2003 and two directors in fiscal 2002 and 2001.

18. SUBSEQUENT EVENT

Unilens Agreement

Effective October 17, 2003, CTT agreed with Unilens Corp. USA and Unilens Vision Inc. (Unilens) to settle all prior claims, to terminate all prior agreements between them and for Unilens to pay CTT an aggregate of $1,250,000 in quarterly installments of the greater of $100,000 or an amount equal to 50% of the royalties received by Unilens from one licensee. Unilens paid the first $100,000 installment on October 17, 2003. Installments are due each March 31, June 30, September 30 and December 31 beginning December 31, 2003. Unilens granted CTT a security interest in all Unilens real and personal property that is subordinate to a security interest held by UNIINVEST Holding AG in respect of $450,000 plus interest owed by Unilens to UNIINVEST Holding AG.

Before this agreement, Unilens owed $4,711,875 (previously written off due to uncertainties relating to its collection) remaining from an original installment obligation of $5,500,000 to CTT under previous agreements made in connection with the Company's January 1989 sale of substantially all the assets of University Optical Products Co. (UOP) to Unilens Corp. USA. Due to Unilens' financial condition and the uncertainty of its payments on this obligation, the Company will record revenue from continuing operations when payments (all of which are in excess of the fair value assigned to the original obligations) are received. The Company will also record certain related contingent expenses when incurred.

19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
For the year ended July 31, 2003				
Revenues (1)	**$ 381,758**	**$ 833,004**	**$ 659,455**	**$ 1,418,716**
Patent enforcement expenses, net of reimbursements	**35,143**	**118,362**	**193,948**	**78,337**
Personnel and other direct expenses relating to revenue (2)	**739,996**	**670,672**	**707,358**	**1,299,883**
General and administrative expenses (3)	**423,994**	**515,787**	**307,862**	**803,009**
Reversal of accounts payable exchanged for contingent note payable (4)	**(1,583,445)**	**--**	**--**	**--**
	(384,312)	**1,304,821**	**1,209,168**	**2,181,229**
Operating income (loss)	**$ 766,070**	**(471,817)**	**$ (549,713)**	**$ (762,513)**
Net income (loss) (5)	**$ 778,907**	**$(1,410,023)**	**$ (545,729)**	**$ (758,456)**
Net income (loss) per share (basic and diluted)	**$ 0.13**	**$ (0.23)**	**$ (0.09)**	**$ (0.12)**
Weighted average number of common shares outstanding:				
Basic	**6,154,351**	**6,174,196**	**6,201,345**	**6,201,345**
Diluted	**6,200,084**	**6,174,196**	**6,201,345**	**6,201,345**
For the year ended July 31, 2002				
Revenues	$ 409,739	$ 797,189	$ 547,278	$ 841,725
Patent enforcement expenses, net of reimbursements (6)	631,615	553,022	602,345	345,108
Personnel and other direct expenses relating to revenue (7)	451,529	594,383	542,435	653,092
General and administrative expenses (7)	410,639	296,929	419,844	373,875
	1,493,783	1,444,334	1,564,624	1,372,075
Operating loss	$(1,084,044)	$ (647,145)	$(1,017,346)	$ (530,350)
Net loss (8)	$(1,039,040)	$(1,167,059)	$(1,031,879)	$ (778,450)
Net loss per share (basic and diluted)	$ (0.17)	$ (0.19)	$ (0.17)	$ (0.13)
Weighted average number of common shares outstanding:				
Basic	6,139,351	6,144,242	6,154,351	6,154,351
Diluted	6,139,351	6,144,242	6,154,351	6,154,351

(1) Includes $600,000 exchanged for the first $1,290,000 of CTT's share of the potential award in the Materna lawsuit in the fourth quarter of fiscal 2003. See Note 16 to Consolidated Financial Statements.

(2) Includes impairment charges on intangible assets of approximately $482,000 in the fourth quarter of fiscal 2003.

(3) Includes $196,000 of financing costs expensed and $237,000 of legal expenses related to the SEC investigation (see Note 16 to Consolidated Financial Statements) in the fourth quarter of fiscal 2003.

(4) Charged to patent enforcement expense in fiscal 2002.

(5) Includes impairment loss on investment in NTRU Cryptosystems, Inc. in the second quarter of fiscal 2003. See Note 3 to Consolidated Financial Statements.

(6) Includes $1,583,445 that was reversed in the first quarter of fiscal 2003. See Note 16 to Consolidated Financial Statements.

(7) Certain expenses have been reclassified in each quarter to conform with the presentation in the financial statements for fiscal 2003.

(8) Includes $519,200 and $262,724 impairment loss on loans to E. L. Specialists, Inc. in the second and fourth quarters of fiscal 2002.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of
Competitive Technologies, Inc.
Fairfield, Connecticut

We have audited the accompanying consolidated balance sheet of Competitive Technologies, Inc. and Subsidiaries as of July 31, 2003 and the related consolidated statements of operations, changes in shareholders' interest and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Competitive Technologies, Inc. and Subsidiaries as of July 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and negative cash flow from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BDO Seidman, LLP

Valhalla, New York
October 10, 2003, except for
Note 18, for which the date is
October 27, 2003

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
of Competitive Technologies, Inc.:

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Competitive Technologies, Inc. and its Subsidiaries (the "Company") at July 31, 2002 and the results of their operations and their cash flows for each of the two years in the period ended July 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Stamford, Connecticut
October 28, 2002

COMPETITIVE TECHNOLOGIES, INC. AND SUBSIDIARIES
Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters

Market information. The Company's common stock is listed on the American Stock Exchange. The following table sets forth the high and low sales prices as reported by the American Stock Exchange for the periods indicated.

Fiscal Year Ended July 31, 2003	High	Low
First Quarter	**$3.84**	**$1.82**
Second Quarter	**3.50**	**1.80**
Third Quarter	**2.40**	**1.76**
Fourth Quarter	**2.12**	**1.49**
Fiscal Year Ended July 31, 2002	High	Low
First Quarter	$6.25	$2.60
Second Quarter	4.45	2.30
Third Quarter	3.60	2.37
Fourth Quarter	3.00	1.82

Holders. At October 15, 2003 there were approximately 700 holders of record of the Company's common stock.

Dividends. No cash dividends were declared on the Company's common stock during the last two fiscal years.

CORPORATE INFORMATION

STOCK EXCHANGE

The Company's stock is traded on the American Stock Exchange under the ticker symbol CTT

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: (800) 937-5449

CORPORATE COUNSEL

Seyfarth Shaw LLP
55 East Monroe Street, Suite 4200
Chicago, IL 60603-5803

AUDITORS

BDO Seidman, LLP
115 Stevens Avenue, Suite 207
Valhalla, NY 10595

INVESTOR RELATIONS

Strategic IR, Inc.
545 Fifth Avenue, 8th Flr.
New York, NY 10022
Telephone: (212) 754-6565
Email: jdjohnson@strategic-ir.com

Competitive Technologies, established in 1968, is a full service technology transfer and licensing provider focused on the technology needs of its customers and transforming those requirements into commercially viable solutions. CTT is a global leader in identifying, developing and commercializing innovative technologies in life, digital, nano, and physical sciences developed by universities, companies and inventors. The global market for technology transfer services is estimated at $150 billion annually. CTT maximizes the value of intellectual assets for the benefit of its customers, clients and shareholders.

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of CTT shareholders will be held Friday, January 16, 2004 at 10:00 a.m. at American Stock Exchange, 86 Trinity Place, New York, NY 10006.

Competitive Technologies, Inc.
1960 Bronson Road
Fairfield, CT 06824
Telephone: (203) 255-6044
Fax: (203) 254-1102
Email: CTT@CompetitiveTech.net
www.competitivetech.net

OFFICERS

John B. Nano
President and Chief Executive Officer

Paul A. Levitsky
Vice President and General Counsel

Jeanne Wendschuh
Controller and Secretary

DIRECTORS

Richard E. Carver
Chairman of the Board,
Competitive Technologies, Inc.
President, MST America

George W. Dunbar, Jr.
President and CEO, Targesome, Inc.

Samuel M. Fodale
President, Central Maintenance Services, Inc.

John B. Nano
President and Chief Executive Officer,
Competitive Technologies, Inc.

Charles J. Philippin
Principal, Garmark Advisors, L.L.C.

John M. Sabin
Chief Financial Officer and
General Counsel,
NovaScreen Biosciences Corporation

COMPETITIVE TECHNOLOGIES
Unlocking the Potential of Innovation®

1960 Bronson Road
Fairfield, CT 06824
Telephone: (203) 255-6044
Fax: (203) 254-1102
Email: CTT@CompetitiveTech.net
Website: http://www.competitivetech.net